Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: September 5, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On September 5, 2025, ReserveOne made the below communication on its LinkedIn and X accounts.

On September 5, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed on the Around the Coin podcast. The Podcast was published on September 5, 2025, and an extract of the transcript is below.

Stephen Sargeant: You’re in for a treat. We have the one and only Jaime Leverton, former CEO of Hut 8, builder and CEO of ReserveOne, talking all about digital asset treasuries, digital assets thought files, what it’s like to run multiple public companies and building while being a parent. This has been one of the best conversations. Jaime is so organized in her thought process and building in this space. And she’s been in crypto, Bitcoin mining, digital assets, cloud infrastructure, and she gives us a wealth of her experience and knowledge and drops in some gems about what builders can do in this space going forward, including working with and building some of the top crypto talents around the world that have zero egos. This is a great episode for anyone building in the crypto payment tech space. Talk a lot about stable coins and the regulations in the US versus Canada. Great time. Jaime on the episode, sharing more about ReserveOne, and we can’t wait to see what they’re building. But check out this episode if you’re a builder in this space, especially those OGS that have been listening to this podcast for the last decade. This is a treat for you. Thought soon. This is your host, Stephen Sargent around the coin podcast, we have an exceptional guest today, Jaime Leverton, CEO of ReserveOne. Many know you of the CEO of Hut 8. You know a lot of companies that have a word and a number in it, which I find interesting, that back-to-back companies like that, Jaime, I would love to know. Give me a little bit of a background. We’re going to talk a little bit about what you’ve built up until this point and your vast amount of experience in different worlds, including telco.

Jaime Leverton: Try not to age me, you really emphasize the word vast there, Stephen!

Stephen Sargeant: That was around knowledge and experience. I think the different companies, not years, not years.

Jaime Leverton: No, it’s all good. I have been around two and a half decades now in this space, so certainly had a lot of amazing experiences over my career and feel very blessed that I will continue to do that and be a builder with my new venture here at ReserveOne. So, it’s amazing to be on the show. Thank you so much for having me.

Stephen Sargeant: I love it. You know, one of the interesting things on your resume is the Blackberry. You know, BlackBerry, 2014 2016 I think most people would have thought like BlackBerry was probably dead by then or transitioning out of devices into more like IOT or it things. What was it like working for BlackBerry at the later stages, when you’re in charge of the North American market, which was, like, heavily impacted by obviously, iOS and Android at that time.

Jaime Leverton: Yeah. I mean, we could do a whole podcast just on my Blackberry experience. And by the time I went to BlackBerry, I had started to specialize in my career in transformation work. So, in the early years, taking on underperforming business units and trying to figure out how to, how to fix them, how to bring, you know, more positive revenue, or EBITDA, or whatever challenge they were having, really trying to fix it and produce more positive results for the business units. And over time, that became true for me and in companies as well. And so, the opportunity to go to BlackBerry came about in early, mid 2014 John Chen had recently taken over the company, really, to drive a transformation mandate, because Blackberry, to your point, was in a super difficult spot, and it had gone through a series of challenges, which you can see in the BlackBerry movie.

For those of you that are interested in in those early years of blackberry, it’s actually a great movie and so for me, it was an opportunity to get a front row seat and watch John Chen and his team drive a transformation mandate. John had done two really successful tech transformations in in the United States, and this was his third. So, for me, starting to carve out a niche for myself and transformation, there was no better front row seat than BlackBerry in in 14. And part of my mission was to try to save the handset division. So, over the over that, that period that I was there, we launched Android as an operating system on the BlackBerry device.

And that was a spectacularly incredible experience. And we were able to get ranging with all of the major North American carriers, which nobody thought was possible, we launched a couple of really, really incredible, incredible phones. BlackBerry had a patent portfolio that was second to none at the time, and a lot of that technology was in was integrated into their handsets and really, really beautiful devices, but ultimately it was just too late, and we didn’t have the war chest that we needed. From a marketing perspective, we’d lost a lot of market share, and Apple and Samsung were just, frankly, too dominant. So ultimately, the company made the decision to license the handset business and folks. Guess exactly to your to your opening on software and IoT, which has been, has been very successful, and certainly was the right move for them at the time. But as a proud Canadian BlackBerry user, from day one, I didn’t want to give up my keyboard at all, and it was, it was a really tough transition to all glass, but here we are.

Stephen Sargeant: Yeah, nobody did, I think, do you have, like, a nightstand with, like, a bunch of blackberries and used ones? Yes, a bunch of headphones. There’s what did we all have that kind of headset? But hey, you know, looking at, you know, I was in, you know, tell us the other day, or Best Buy Mobile, and they’re bringing back, like, the razor phones. Like, you never know what happened with nostalgia, right? Like, I have a deconstructed Game Boy behind me, but I’m sure BlackBerry will have a similar thing. People will make a business out of it. I want to talk a little bit about Hut 8, which was a huge success, but you take over as CEO in 2020 and I think many of us have been in crypto, especially since the 2017 hype. 2020 like talking about Bitcoin was like, you know, talking about AI in 2020 like, nobody was really talking about it. They knew about it. A lot of companies were in, you know, AI at the time, but nobody was really talking about, what was it like? You know, especially working in such a stagnant industry after a 2017 bull market, it was the perfect time for skeptics to say, hey, look what’s happening. How did you end up transitioning into Bitcoin mining, and did you leverage some of your cloud-based infrastructure, telco experience and working with digital asset mining?

Jaime Leverton: Yeah, for sure. At the end of the day, a Bitcoin mine is a data center. There are lots of significant differences between a Bitcoin mining data center and a high-performance computing data center or traditional collocation data center, but fundamentally, a lot of the operational elements are the same. And over my 20-year career, before I took over Hut in the fall of 2020, I spent a lot of time in the data center space, and I had multiple, multiple stints at different companies within data centers. I loved, I love infrastructure, and I referenced that I had developed a specialty in transformation and Hut 8 that fall was in a really difficult period. They had struggled during the covid Bitcoin crash in the spring and the stock was trading on the on the venture, and then that fall actually moved up to the TSX big board. But it was, it wasn’t particularly liquid. We had a lot of challenges in the company overall.

They’d been they’d had an interim CEO for a number of months, and the board, the board, got my name through an executive recruiter that I had worked with before on a couple of other transformation mandates and so over a series of months, and the board and I got to know each other and understand kind of their vision for the company longer term, and my background and my skill set. And then, you know, ultimately, I made the decision to take the plunge, which wasn’t for the faint of heart, right? It was my first, first CEO job, and it was of a public company in a very nascent, volatile, you know, somewhat controversial space. And the company was in trouble. So, it certainly wasn’t for the faint of heart that I stepped into that role, but I fundamentally believed in the business, I believed in the space. I believed I could, I could turn it around in a way that that would be meaningful for shareholders and for stakeholders, employees, the board, everybody, and I’m blessed that that that ended up being true, that I was able to come in and drive real change quickly from a transformation perspective, and then build out some really significant innovations in the space. We were the first publicly traded mining company to say we were no longer going to sell our Bitcoin. We were going to Hoddle our Bitcoin, and we were the first to transition into the data center space when we purchased the TeraGo data center business in early 2022 that’s obviously a big, big trend in the in the mining space now, but

Stephen Sargeant: Especially with AI, did you see a shift into like, obviously, now everyone’s talking about physical manufacturing, when back then, like looking at, you know, people probably weren’t, you know, lining up Bitcoin mining sites trying to give you monies, like VCs and stuff. But like, I did you educate the TSX to get on there? I’m curious about that because I’m assuming it was a big educational experience where you have to educate them. Nobody wants to be the first, because usually the first means that you’re going to come with some lessons learned. So how did you get them to convince them and educate them on why hunt eight should be on the TSX,

Jaime Leverton: The company was already public when I took over. It was already on the venture and in the process before I came on officially, but during the interview process, actually I was announced. So, I think my head is in the video when we rang the virtual Bell, because it was still covid of the TSX big board, and we were the first to graduate from the venture sandbox program, which is a really successful program that that the TSX has run. And we were lucky to be their first graduate in the space, if memory serves, which I think I’m right. So that was awesome. And then we were, we were also fortunate enough to be the first public Bitcoin mining company, Canadian public Bitcoin mining company to do a list onto the NASDAQ, which we did in the spring of 21 and that that brought a ton of visibility to Hut 8. And what we were doing a lot of incremental liquidity into the stock, of course, and really that kind of catapulted hut into a different stratosphere when we were able to tap into both, both the TSX proper and the Nasdaq as well.

Stephen Sargeant: I love it. Let’s jump into ReserveOne, because, you know, there’s a lot of momentum. You know, Trump has completely turned around the way digital assets are viewed in the US. It seems like a stable coin Company is popping up every day now. And there’s, as someone that’s really close to the crypto compliance space, there’s a lot of hiring going on for, you know, series A companies or pre-seed companies there. What’s it like being in the US now, you know, versus what you were seeing, especially back in the Bitcoin mining days?

Jaime Leverton: Yeah, look, from a regulatory perspective, it’s completely different. I completed the merger between Hut 8 and US Bitcoin in 24 we also redomiciled the company. We moved headquarters from Canada to the US, and that was all under the Gensler regime, which was really, really difficult, really painstaking. We had had to spend a lot of time, a lot of money on lawyers to ultimately get that deal approved and through and get us trading directly on the NASDAQ as a direct issuer, as opposed to what we were before, which was a foreign issuer coming from Canada, and then TSX. This time, we’re in the process of getting our S-4 together to file. We announced our business combination agreement in July. We’re going public via a d-SPAC. And so, this back company, which is a blank check company for those that aren’t familiar, and it has 287.5 million in in the SPAC trust.

But no, it doesn’t have an operating company. It was looking for an operating company, and that that is, that is where they found me. And ReserveOne. ReserveOne is the target. And so we are going through the process with, ultimately with the SEC, to approve this business combination agreement and allow us to merge into that, that existing SPAC, that the ticker of that SPAC is MBAV, but once the deal closes, we will trade under RONE, as the new ticker. And hopefully we’ll get that done before the before the end of this year, somewhere between Thanksgiving and Christmas. US Thanksgiving and Christmas.

Stephen Sargeant: As both Canadians are like, Thanksgiving is like next month. I’m curious, can you break down maybe just a kind of high level, because we’ve heard of SPACs before, like, is it identity that had a bunch of, you know, capital that they want to deploy, and now you’re coming in and showing them, like, Hey, these are the assets we want to deploy. Then this is our strategy. And now you’re combining your efforts, of your operational expertise, their capital. That’s what’s looking for a place to store it.

Jaime Leverton: That’s exactly right at a high level. And we also announced that we had raised a PIPE in conjunction with the business combination agreement. So, we raised $750 million at 250 in a convert, 500 million in in equity. And then there is the cash that sits in this back Trust, which, as I mentioned, was 287.5 million. So, looking to come to market with a significant amount of capital which will deploy into digital assets. And we’re very unique as far as what we’re building here at ReserveOne, we are inspired by the momentum that we’re seeing from the federal government in two parts. So the strategic Bitcoin reserve is one element and will have about 80% of our of the digital assets we hold will be in Bitcoin, and then the other 20% really inspired by the digital assets stockpile. And so far, we believe Ethereum, Solana. The XRP and ADA will be held in that stockpile. And so that’s what will mirror in that that 20% sleeve that we have for alternative tokens, we determine the weighting mechanism.

So it’ll be more heavily weighted towards ETH and Solana, because they’re they give us a good ability to generate yield. And one of the differences for us as well is that we will be actively looking to generate revenue or yield from the assets while we hold them on the balance sheet that allows us to fund the overhead of the company. And if there’s anything over and above it could be reinvested into digital assets. So really excited about our structure, incredibly, incredibly unique within the Digital Asset Treasury world. We are the only diversified active digital asset Treasury out there. I feel like we’ve brought together a really incredible kind of best-in-class management team and Board of Directors, which also sets us apart, I think, in the space, myself, obviously, on the board and CEO. We also have as our president and CIO Sebastian Bea, who was the former president of Coinbase Asset Management, he will be responsible for generating those returns that that I talked about on our assets and then expected to be on our board of directors. We have Reeve Collins, who was one of the original co-founders of Tether. We have Chin Chu, who was employee number five, I believe, at Blackstone, and now founder and CEO of CC Capital, which is a large private equity company based here in New York. We have Wilbur Ross, former Commerce Secretary, as one of our vice chairs, as well as Gabriel Abed, who is the chair of the board of the world’s largest digital asset exchange, and then John D’Agostino, who is the head of strategy for Coinbase institutional. So really excited about the team that we’ve pulled together real depths of crypto, but then also Wall Street and regulatory or Washington, a very seasoned team, tons and tons and tons of experience with public companies and capital raising and M&A activity. So really excited to bring this, this team out and get to work when we get the transaction closed this fall.

Stephen Sargeant: And, yeah, I think I even listed topics in my discussion like, these are Avengers. I don’t, you know, we all know, if you’re in Canada, you know, Gabriel, but a lot of these people just don’t have, like, local, you know, they work that Coinbase. They have, like, a wide variety of, like, educating regulators and getting regulators on board very much. They know the bureaucracy that goes involved in the education that must be. You know, on your website, Jaime, ReserveOne makes it clear that it’s not an ETF and it’s not a token. So, I’d love to know what’s a differentiation between the public company that you’re running and these other financial products that other investors are investing in?

Jaime Leverton: Yeah, there are a lot of differences, obviously, from a public company, which is what we are, versus an ETF. So a public an ETF has limitations as far as what can be included, what kind of leverage they can take on, what they can do with the assets, whereas a public company vehicle, such as ReserveOne, has access to different types of capital markets, products, to longer term leverage, we don’t have the same mark to market restrictions that that an ETF would have, or different types of other investment vehicles, we also have, as I mentioned, we are, we’re a diverse, diversified company. We are able to make adjustments over time. We’re able to put the assets to work in meaningful ways so that those kinds of structures just aren’t available in in an ETF format, if you will. And I think what’s really special about what we have here at ReserveOne where we give, we can give investors access to the crypto market in one equity. So again, we’re 80% Bitcoin. We’re 20% tokens. And then the other thing we’ve embedded in our structure, which I think will become more relevant and medium and long term as we as we think about the future of where this company is ultimately going to go, but we do have the opportunity to invest up to 10% of the digital assets that we hold on our balance sheet into high conviction venture opportunities. And that and one thing we hear from retail investors over and over is that they would love to get access to deals in the private market. Within this ecosystem, it’s really, really difficult for the average investor to do that. So, where we see truly high conviction projects come through that we think retail investors would love. We think they’re going to have great returns. And we’ve. We have this structure in order to be able to offer that with it, within our platform. And again, it’s just one equity that gives you a more diversified type of exposure to this industry as a whole, and that’s something that you can’t get anywhere else in any other structure or any other public company that’s in existence today, and that’s truly why we’re so excited about what, what we’re building, why we built it the way we built it. And we think it’s going to be a really compelling story, not just day one, when we get the new ticker and are officially closed, but as we look to build and grow this company over the next 1,3,5, or 10 years.

Stephen Sargeant: You mentioned, you know, making money on top of your capital. You mentioned the word yield. For many in the crypto that may have invested in anchor or Celsius, the word yield is probably still giving them nightmares, but you’re probably talking about staking yield, which is protocol activity you’re making money from, not, you know, loaning out the actual digital asset. Maybe talk about what you defined as yield, and how maybe your investors can get access to that, or it’s almost impossible to get access to that through some of those other financial products that we discussed earlier.

Jaime Leverton: Yeah, absolutely. So, look, we kind of building something that we really want to be best in class, the gold standard within our space, we’re working with top tier auditors, top tier professional counterparties, and really looking to anything we do is with the appropriate lens on risk. We’re very blessed to have a number of strategic partners involved with us on this this journey, many of whom I’ve worked, I’ve had the pleasure of working with over the years, so like Galaxy, Falcon X, Kraken, blockchain.com, and they’re all with us in this journey, and those are the types of counterparties that we’re comfortable working with Coinbase is our partner for our secured custody of our Bitcoin. And so really not looking to generate outsize yields with kind of fly by night counter parties, which is what caused a lot of the downfall of that, of that cycle, we’ll call it, and so certainly not, not looking to get involved or try to drive outsized returns by taking outsized risk, really looking for very low risk, stable, working with trusted, well governed, regulated counterparties to generate, to generate returns. Obviously, yes through staking. But given my, many years in the Bitcoin world, on the mining side, I think there are lots of really interesting ways that that we can partner within the ecosystem to put Bitcoin to work in a way that that is meaningful but is still appropriately risk adjusted.

Stephen Sargeant: Is it challenging? You know, you’re working with billions of dollars, just like some of those other financial products we mentioned, but you’re kind of going on the momentum of the US government, that momentum of Trump and his administration and their forward thinking and innovation. But there’s also the aspect of like, hey, you know, things are great right now, but in two years, we’ll be in another election cycle. Is it tough building in this space, especially because a lot of the regulatory clarity rests on the shoulders of this administration?

Jaime Leverton: Well, I think, there’s, look the industry has done a lot of work over the years to try to keep crypto, Bitcoin, the space, as bipartisan as possible, and we thought we saw that in the passing of Genius, it went through in a very bipartisan fashion. And I think it’s necessary for that to continue to be the focus. We have to work with, with regulators and with politicians to educate and ensure that this remains a bipartisan issue or bipartisan industry. It’s not, it shouldn’t be politicized. And so, I think we just have to continue to do that, that work that the industry has been doing over the last number of years, and ensure that both sides of the of the aisle see this as an industry that needs to be invested in that can really put the US on the forefront of digital innovation. And I think more and more we’re going to see that to be the case. So, I’ve got a lot of optimism that election cycles will no longer have the impact on our industry that they once did.

Stephen Sargeant: I think we’ve kind of passed that threshold. Now, before it was like a lot of back and forth, I think we’ve passed that threshold. We’ve seen optimism from everyone in the industry, including regulators. I’m curious, but you’re probably your Canadian friends are probably like, hey, bring some of that Genius back home when you come home, because we need a little bit more Clarity when it comes to stable coins in Canada, treating them like. Securities are like shooting ourselves in the foot. I think most people would say, I know it’s a lot more nuanced and complex than that. What are your thoughts the stable coin regulation in the US versus Canada? Do you think Canada can adopt something like the US has, and make stable coins actually help the payment rails versus right now? What’s really just hindering them?

Jaime Leverton: Yeah, look, it’s been so difficult being a Canadian in this space. I first went down the rabbit hole in Canada in 2017 and we had such a burgeoning ecosystem when I first came into this space. There were we had, we had. We had so much momentum. We had so many founders, so many innovators, and even our regulatory environment was broadly positive. You saw the TSX V was the first to list as public crypto companies. So, I really had a forward leaning position. We, in many ways, had a bit of a first mover advantage. Ethereum was founded in Canada a ton of incredible founders, CZ, who’s the founder and the founder of Binance, is Canadian and grew up in the ecosystem. Obviously, Gabe, who’s on our board, spent a lot of time in Canada, going to university there. And we lost so much of that talent, so much of that talent has left. So many of those companies have left.

It’s been really hard and sad to watch. I think our regulatory environment, unfortunately, has moved in the wrong direction. Stable coins being securities just makes absolutely no sense. That’s counter to what every other kind of thoughtful, innovative government has done with respect to stable coin legislation. So very much. My hope is, as we as we get Clarity through the US government, which, I think there’s optimism Clarity gets passed this fall, I think we’ll see governments around the world, including Canada, start to really mirror a regulatory environment that that looks more like what the US has done, and it certainly behooves them to do so. And the United States has the deepest capital markets in the world. That’s not going to change anytime soon. Companies need to be there for liquidity reasons, as they as they grow and scale, and a lot of the capital that helps form these companies comes out of the US and so we need, we really need to be working more closely, or be better aligned at with how we’re treating these assets, if we ever going to expect or hope for that innovation economy to come back into Canada in this space.

Stephen Sargeant: And I think both of us have been in meetup since, you know, 2017 2008 Yeah, we saw the trials of three IQ, and every meetup was like, Hey, we finally won, or we’re getting there. And it’s like, if you’re a building in a space, that doesn’t seem like a fun path, even if you win, it’s not really a fun path to build in. And eventually it’s just like the war of attrition. Eventually you’re like, hey, let’s just go build somewhere else, and they want to invite companies like ours. We saw that with Lenin having to kind of leave Canada, go into other jurisdictions, because it’s like they couldn’t wait on the regulations to kind of yield to what they were trying to do. I would love for you to kind of just give a high level because, you know, genius Act passes. But there’s also the clarity act. There’s also the anti CBDC Act, which seems optimistic for a similar path as genius, yeah, kind of like, can you give me high level of those two acts and how it impacts ReserveOne and just the crypto ecosystem in general, in the US?

Stephen Sargeant: Yeah, Genius. What Genius gives us is, is clarity around stable coins, but what we really need after that is Clarity around the rest of the of the digital assets within the ecosystem. So, we know that the Bitcoin is a commodity and it’s regulated as such, and that that’s clear. But for the rest of the ecosystem, we do not have clarity on how they’re going to be treated with respect to, are they a commodity? Are they security and the Clarity act is, what is what will, will bring exactly that clarity, hence the name to the to the rest of the digital assets in the ecosystem that we that we really care about. And so I think there’s a lot of reasons for optimism that once Clarity gets passed Officially, the Clarity Act and that we’ll see a halo come into these other digital assets that have been waiting for, that regulatory that market clarity. And which, which is one of the reasons that that we’re excited that we have not just a Bitcoin only company that were rooted in Bitcoin, but we still have exposure to these other assets that I think are going to come in to their own season here with, with the regulatory clarity that we hope to get out of out of these, these last bills.

Stephen Sargeant: And I know you’re following, probably this, you know, the Bitcoin reserve, as well as the digital. Asset stockpiles, using that as a framework. Are there any other crypto assets you’ve been around in the industry for, you know, eight, nine years? Are there any other assets? You’re like, hey, it’s not a priority. Would it be kind of cool to see us, like, participate in these assets? Because you’ve been around the ecosystem, you probably know a lot of the founders and probably utility of lot of these tokens. Yeah, any other assets? You’re like, hey, if I had to bring in the six bands for this team, this would be another asset to add to the books.

Jaime Leverton: Oh, it’s hard. It’s like picking favorites amongst your friends, right? And there are some people that I just have a ton of respect for that have been builders in this space a long time. John Woo is probably right at the top of that list. I’m a big, big fan of John and the work that he’s doing, and would be hopeful that that he may be able to be included in that over time. And I think I’ve had, I’ve had love affairs over the years with various tokens associated with, you know, projects that they were working on that I thought were really exciting. So, yeah, I don’t want to go too far in alienating my other founder friends, but I think, I think we’ll probably see six or seven more added to the digital assets talk about and that’s going to be really exciting. I’m really, I’m really rooting for a number of founders in that regard. For sure,

Stephen Sargeant: I love it. Were you surprised that some of the tokens they picked, because it’s a range of, like, hey, just hyped tokens, like Solano, but then Cardano is in there. Like, very foundational. Were you based on, like, their experience with digital assets? Were you surprised that they really covered a lot of their bases with that digital asset stockpile, and then just be like, okay, Ethereum and Solana,

Jaime Leverton: Yeah, look, I think there’s a lot of momentum around the assets that they that they did choose. There are massive communities that support XRP and ADA and the team, the founding teams, have done a ton of work bringing attention to the to their projects, bringing users, bringing developers, investing in updating and constantly evolving those chains. So, I think it really doesn’t surprise me that the teams, the communities have put in a ton of work to get those to get those tokens where they are.

Stephen Sargeant: I love it. You’re entrepreneurial, you know, and you’re, you know, the lot. There’s a lot of talk about moats these days, especially with AI, how do you defend against new entrants? You know, if you have a lot of crypto millionaires and seem to be billionaires, how do you defend on someone’s like, hey, I have a billion dollars’ worth of capital. I’m just going to follow their exact game plan. I’m assuming there’s a lot of strategy that goes around like people, relationships and networks, and the ability to understand these markets far beyond them, just having a billion dollars to deploy.

Jaime Leverton: Yeah, I think, look, it’s running public companies is difficult. I think people kind of underestimate the complexity, the cost, the paperwork. I mean, it’s, it is very intense governance, regulatory, all of, all of the things involved in being under the level of scrutiny that you are running a public company. I think people that are new to the to the space, or as anyone would be, until you’ve sat in this chair. It’s really, it’s impossible to imagine just how difficult it is to run a public company, in particular, in digital assets in this market. And so, I think that that’s a moat for sure. And I think I think scale is going to be more increasingly important over time. And you need, you need to be scaled. You need to have the ability to be a consolidator during different market conditions. Which, which takes, it takes experience. It takes expertise. It takes grit in a lot of cases. So, yeah, I think it’s really important to have to establish a moat was a first mover advantage, like, like we have being, being the first diversified scaled, actively generating returns on the assets, with a very differentiated management team, and then really just looking to continue to drive and grow and scale and hold that first mover position, which is certainly the intention of the Avenger team that I’ve assembled over here,

Stephen Sargeant: That is amazing. Is it tough, you know, you’re operational, but you’re also dealing with a lot of high-level people that have a varied amount of experience knowledge, and there, you know, a players in their own right, as a CEO, or as someone that’s trying to build a team as a startup. How difficult is it to run with a bunch of players? Or does it make it easier that you’re now so focused on a certain, you know, risk or responsibility or task, that you don’t have to kind of walk them through some of the other things that more inexperienced professionals that you might have to do there?

Jaime Leverton: Yeah, I think the fact that it is, it’s all seasoned professionals. Because many of us have known each other for many years. So, there’s, there’s a trust that’s, that’s established. We know where we want to go. We were not afraid to do the work and make the investments to get us there. So no, I think we’re, we’re blessed by experience and blessed by embedded Trust, which takes time to establish, and we’re lucky that we have it right out of the gate.

Stephen Sargeant: And I think, you know, everyone’s been in the industry long enough that there’s a minimal level of, you know, that they’re in it for the right reasons, because if they were, there’s so many opportunities where they could have exited the train.

Jaime Leverton: Yeah, absolutely, absolutely.

Stephen Sargeant: You know, I was scaling through your LinkedIn, I saw a picture, a wonderful picture as a parent, a wonderful picture of your two daughters with you at Times Square ReserveOne proudly in the background, displayed on a huge electronic banner. But your daughters look older, and I have to say, like you’re building a lot of what you’re building is probably as you’re raising these two amazing human beings. Yes, how challenging it would not even just as a mother, but as a parent in general. I’m a husband. I know when you know my kids get sick, they’re not running to me, no. So how hard or challenging was it to be a builder in this space? And do you have any advice for other you know, a lot of people having parents. A lot of people have kids now that are building these companies, any advice for them on things that you’ve experienced, and you’re like, hey, you know, maybe it’s travel. You’re bringing your family with you. More expensive to travel with them. But like, You created these experiences, anything that you can levy to these people that are watching you and be like, Wow. Like, that’s a huge proud mom moment, proud parent moment. I would love to replicate that.

Jaime Leverton: Yeah, yeah. That then the Times Square experience that we had a few weeks ago was incredible, you know, that a number of stars had to align in order for the for that experience to have to have been able to happen. And so tons of gratitude to everybody that was that was behind that. And I think for me, it’s raising daughters as well, like I’m the mom of two girls, and being a role model and thinking about what I’m modeling has always kind of been in the in the back of my mind. I’ve always been very careful not to complain about work, which is a lot of people just kind of do that at a habit. But I often talk about how, how blessed I am. I love my career. I love my work. I love my teams, and I make sure that they know that I think that’s been important. I do take them with me from time to time on business trips, where we can do something fun, or I can expose them to the industry in some way, which has been awesome. I have them come and listen to me speak to public speaking, so that my work isn’t just this thing that’s often the ether, like they actually understand that they’re connected to it. They see me in action, so it’s more tangible. And they understand that, that I that I love it, and it is I consider it a blessing to be able to have had the career that I’ve had. Of course, they pay us. They pay a bit of a price as well for having a working mom that travels. And some days I think I’m going to be able to take a day off, and I end up not, not stepping away from my laptop for even five minutes. So, you know, they pay the price for that. And I think just being open and communicating and trying to make up for it later as much as you can is really all you can do. And look, the other thing I had to make my peace with really, really early on was, I’m not going to, I’m not the mom that’s baking the cookies. I’m not on the PTA, like, that’s just, that’s where on the cards for me.

Stephen Sargeant: I agree. You know, there’s a couple stats going around. I’m not sure if it was your website, but the projected stats for 2030 that around 25% of S&P 500 companies will hold BTC long term as a long-term asset, a let me know. Why is this? Why is this important for companies? What’s a competitive advantage for companies to hold Bitcoin, and what’s the bottleneck? Why don’t we have 50 or 75% of our companies holding Bitcoin? What’s there, you know, what’s their thing that’s holding them back from jumping in, you know, with both feet.

Jaime Leverton: Look, I think we’re still early, and there are as much as I’ve been in this space for as long as I have, I would say the majority of my friends and family still haven’t, haven’t taken on any direct digital asset exposure via Bitcoin or anything else. So, there’s still very much an educational curve that people need to climb. And I think for public companies, especially if it’s not in their core business, they have to get a lot of stakeholders aligned with making a shift like that, of putting Bitcoin as a treasury asset as opposed to just whatever the local Fiat is. But I think why it’s becoming increasingly common, and what I think will continue to be at a more accelerated rate is people are just starting to really understand the purchasing power that’s being eroded from Fiat. And so, looking at something that in, you know, over its lifespan, you know, going back to when it first had a monetary value in Oh, 920, 10, whenever the pizza was paid for big Bitcoin is a harder store of value. It just It just is. And over time, just given this, the scarcity that’s built into the system, purchasing power of Bitcoin increases while purchasing power of Fiat decreases. So, it it’s really just a smart play to have a harder store of value as part of your treasury strategy. And it all comes down to purchasing power over time, which is what, what is driving the trend? And I think it is going to accelerate the trend.

Stephen Sargeant: And I think, you know, maybe not, remember, companies are run by people, and then, you know, as a person, I’m like, oh, there’s not really, like, a clear line in the sand of someone that has crypto or invest in crypto that resembles me, right? Either it’s a crypto bros or Lambert Lamborghinis, they end up in jail for doing something or another. Or there’s like, you know, people like Michael Saylor, that’s like, okay, he was rich already, or something of the equivalent. And, you know, popular No, like, they’re already investing in things, and that that’s not really realistic for me. There’s not really a common man’s person that’s like, yeah, I invest in crypto. I also, you know, work, you know, as a regular executive job. Is that really that kind of lineage? I feel that people can attract themselves to and be like, yeah, that seems like a person like me. It’s either one side of the spectrum, right? I’m shiny. I’m a crypto rapper, and the other side of the spectrum of these people already had money and now they’re just leveraging crypto. There’s no real like working class, you know, blue collar crypto people that I feel, that people can relate to. I could be wrong. But what are your thoughts on that?

Jaime Leverton: Look, I think, the big personalities that dominate the space are, yeah, they’re they, you, it’s hard to see yourself in those, those dominant personalities. I would argue working women should be able to see themselves in me. I’m not. I’m not a crypto bro, I’m a builder, I’m a technologist. That’s how I got here. I’m not. I’m not a cowboy. My team isn’t a bunch of cowboys. So I think we are breaking the mold a little bit with what we’re building here at ReserveOne, and that’s that is that’s going to continue to be the case, and you’re not going to see me driving a Lamborghini or doing anything wearing crazy clothes, like I’m just a normal technology executive that happens to be in this Space, and I love it very much, and I’m grateful to be here, but this is how I would dress and talk and act if I was still in Trad-tech or tradfi, and I would say and that that’s very, very true, but all of the people around me as well, it were, we’re just professionals. Were built. We’re building. We’re leading, and the industry is something we believe in, but it doesn’t define us as far as our personalities go.

Stephen Sargeant: I would still picture you in like a red Ferrari with like the license plate that says, like the fixer, because you’re always working in transformation.

Jaime Leverton: So, the beauty ReserveOne is I actually get to build it right out of the gate with the right team, right structure, right governance. I don’t, this is the first time I’m I’m not fixing anything. It’s a it’s a beautiful thing.

Stephen Sargeant: And it’s paid off with that, like backdrop, I know I commented on, but just a beautiful backdrop looking out to the lake in New York City. I love it. Any exciting news, anything in the industry, that you’re excited about, or that you can disclose about the team. I know it’s really hard publicly company, but is there anything that you’re excited about the industry? Like, hey, I see the word that being used a lot, or, I’m sure there’s going to be a wave of everything that that, just like everything was a stack. Yeah, what are your thoughts about the future of the industry, and what ReserveOne, where do you guys fit in it?

Jaime Leverton: Yeah, no. Look, I think we have seen the creation of a new category. Strategy started arguably, and kind of owned it. But over the last few months, it’s become a category in and of itself. And I think that’s exciting. I think it’ll continue to be a very hot topic of conversation in the space over the short and medium term. And I’m excited just looking at my calendar for the next few months, it’s, it’s going to be a lot of fabulous conversations happening all over the world. And investors are very, very excited. I think, I think there’s something here that that is going to be here for the long term, and it’s exciting to be on the leading edge of it, being and being able to build something that’s really unique in the space, and I love getting out and telling our story. So again, thank you for having me on and being able to do just that here.

Stephen Sargeant: We appreciate where’s the best place for people to find you. I know LinkedIn. You do a lot of great posting there. I’m assuming maybe you’re on Twitter, but maybe not as much. These tutors were very noisy. I took. Be wrong, but very noisy for you know, traditional folks that are trying to get into crypto, where’s the best place for people to find you?

Jaime Leverton: Yeah, look, one of the other things I’m blessed with is a really unique name. So I’m the only Jaime Leverton in the world, especially spelt the way I spell my first name, which is J A I M E. There’s a whole story behind that which we can go into another day. So I’m at Jaime Leverton on Twitter, on Telegram, and on LinkedIn. I literally just Google my name and you’ll find a way to connect with me. Jaime Leverton calm is the website that I use for my venture and advisory business that I started a couple of years ago, and so, or you can just email me, jaime@reserveone.com very, very accessible,

Stephen Sargeant: Very risky, but, yeah, very accessible, very comfortable.

Jaime Leverton: I got a great security team, so don’t do anything weird. They’ll catch you.

Stephen Sargeant Last question before we go, you know you’re working with people that are in mining and, God, the centers, which I’m sure overlaps and bleeds into AI, you’re working with some of the top professionals in every unique part of the industry. They’ve been in the industry for so long. What are the nerdy and I could say that as a term of endearment in crypto, because we can use the word nerd, and people love that. What are they playing with? Like, what are some of the things like cold plunges? Is it red light saunas? What are some of the interesting things that maybe you’re doing to, obviously, to keep up with your schedule from a biological or health perspective, or what are some of the things that you’re playing? Are you like investing in neural link or see what people are doing there?

Jaime Leverton: I’m old school. I like my intermittent fasting, I like my daily Pilates. I like my jogs, I haven’t gone I haven’t gone too crazy on the on the then the new the new health side. I sit on some amazing boards. So, I’m on the board of riot platforms, a team that I’ve obviously known for many years. Have tons of respect for. I’m on the T on the board of an AI startup company called vertical data that’s doing some amazing things in inference. I am on the board of syntax, which is just an awesome infrastructure, infrastructure provider to both the Bitcoin mining side of the world as well as HPC, and I’m proud to chair that board. And then I’m also on the board of a great Canadian oil and gas company called New West data, where they’re an oil and gas company they own, producing oil wells and they have Bitcoin as their byproduct from carbon capture, which is just an amazing like, such a great Canadian story, Bitcoin as a byproduct, I just think is wild and absolutely where the future is going to go when we think about, you know, energy production and avoiding that, that those carbon emissions in a really unique way. So, yeah, I got a ton on my plate, but it’s all stuff as you can as you can see, I’m super passionate about they’re all just amazing teams. I try to associate myself with as low ego individuals as possible. And I’m blessed that across ReserveOne and everything else I touch are just really, really good, positive, solid, lovely people doing great work.

Stephen Sargeant: That’s amazing. I think that’s probably advice for anyone listening to the podcast. Low ego, high returns seem to be maybe high risk too, with some of the ventures that you’ve been a part of. Now, I get to say I’ve interviewed the one and only Jaime Leverton. Guys, you are the only one, Jaime, it’s so glad I saw what you were talking about on ReserveOne, and I reached out to you, and I’m like, Hey, I would love to hear more about what you’re building, because everything sounds the same. What we’re getting now is from Trad five to web three. So, I love the fact that you’re able to kind of show us the differentiations, especially with building another public company and building it up. It was great to have you on the podcast.

Jaime Leverton: Great to be here. Always, always happy to hang out with you.

Stephen Sargeant: Thank you so much. Of course, bye.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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